April 23, 2019

Jack Wagenti
Chief Financial Officer
American International Ventures, Inc.
15105 Kestrelglen Way
Lithia, FL 33547

       Re: American International Ventures, Inc.
           Form 10-K for the Fiscal Year Ended May 31, 2018
           File No. 000-30368

Dear Mr. Wagenti:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining